Ceres Managed Futures LLC

September 9, 2011

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Duc Dang

Re:	BHM Discretionary Futures Fund L.P.
Amendment No. 3 to Registration Statement on Form 10-12G, filed on
February 25, 2011, and amended on April 21, 2011 and July 12, 2011
File No. 000-54284

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of BHM Discretionary Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated August 3, 2011, relating to the Registrant’s Form 10 filed on February 25, 2011, as amended on April 21, 2011 and July 12, 2011 (File No. 000-54284). We have prepared our responses with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter, along with clean and marked (against the Form 10 filed on July 12, 2011) copies of the amended Form 10 (the “Form 10”), is being sent to the Commission via overnight mail.

General

Comment #1

We note your response to comment 2 of our letter dated March 25, 2011. Please note that your need to register as an investment company is dependent on your determination that you are not an investment company under the analysis stated in staff no-action letter Managed Futures Association (pub. avail. July 15, 1996). Please further note that you must, however, consider the Managed Futures Association analysis going forward and register as an investment company if, under that analysis, you become primarily engaged in investment company activities in the future.

Response #1

Thank you for your comment.

Securities and Exchange Commission

September 9, 2011

Comment #2

We note your response to comment 2 of our letter dated March 25, 2011. Please revise to include the following language: “The Partnership understands and expects that the Trading Company will at all times look primarily to commodity interests as its principal intended source of gains and understands and expects that at all times commodity interests will represent the Trading Company’s primary risk of loss. The Partnership understands and expects the Trading Company will not enter into any financial instrument if to do so would cause the Trading Company to look to securities as its principal intended source of gains or anticipates that securities will represent the Trading Company’s primary risk of loss.”

Response #2

The Form 10 has been revised in response to your comment. We have added the following disclosure on page 2 of the Form 10:

The Partnership understands and expects that the Trading Company will at all times look primarily to commodity interests as its principal intended source of gains and understands and expects that at all times commodity interests will represent the Trading Company’s primary risk of loss. The Partnership understands and expects the Trading Company will not enter into any financial instrument if to do so would cause the Trading Company to look to securities as its principal intended source of gains or anticipates that securities will represent the Trading Company’s primary risk of loss.

Redemptions, page 4

Comment #3

We note your response to comment 3 of our letter dated May 20, 2011 and we reissue our prior comment, in part. Please revise to clarify if you will notify unit holders of the suspensions and the accompanying reasons for such suspension.

Response #3

The Form 10 has been revised in response to your comment. We have added the following disclosure on page 4 of the Form 10:

The General Partner will notify Unitholders of any suspension of redemptions and the accompanying reasons for such suspension.

Securities and Exchange Commission

September 9, 2011

Item 2. Financial Information, page 26

Management’s Discussion and Analysis, page 27

Comment #4

We note your response to comment 7 referring to the range of margin requirements. In future periodic reports, please disclose the average margin posted during the reporting period or tell us why such disclosure would not aid investors’ understanding of the risk and leverage that contributed to your pro rata portion of the trading results.

Response #4

The Registrant undertakes to provide the following disclosure in future periodic reports: “The average margin posted during the previous reporting period was             .”

Comment #5

We note your response to comment 8. In future periodic reports, please disclose the amount of the general partner’s fee.

Response #5

The Registrant undertakes to provide the following disclosure in future periodic reports: “The General Partner’s fee during the previous reporting period was             .”

Exhibit 99.1

Note 6. Financial Highlights

Comment #6

We note your response to comment 12. Please provide us with a quantitative recalculation of your ratios, starting with GAAP measures and showing any adjustments, and provide us with a materiality analysis showing why you believe these adjustments are not material.

Response #6

The ratios provided in the “Financial Highlights” section are calculated as follows:

Limited Partner percent ownership = 98.88%

General Partner percent ownership = 1.12%

Average net assets = $10,931,679

Units in Partnership = 23,335.8580

Securities and Exchange Commission

September 9, 2011

Limited Partner Interest Income = $106 [multiplied by] 98.88% = $104.81

Placement agent expense $68,012 [multiplied by] 98.88% = $67,250

Commissions allocated from Trading Company = $4,731 [multiplied by] 98.88% = $4,678

Management expense allocated from Trading Company = $45,154 [multiplied by] 98.88% = $44,648

Administrative expense = $22,671 [multiplied by] 98.88% = $22,417

Other Expense = $5,667 [multiplied by] 98.88% = $5,604

Organizational Costs = $96,931 [multiplied by] 98.88% = $95,845

Incentive fee allocated from Trading Company = $559,178 [multiplied by] 98.88% = $552,915

Incentive fees per unit = $559,178 [divided by] 23,335.8580 = $23.96

Net Investment Loss = (The Limited Partners allocable share of Interest Income less Expenses (exclusive of incentive fees and organizational costs)) divided by the average Limited Partner capital for the year. The result is annualized.

Net Investment Loss = ($104.81 – ($67,250 + $4,678 + $44,648 + $22,417 + $5,604)) / $10,931,679 = 7.9% annualized (7.9% = (0.0132 / 2 months ) X 12 months)

Operating Expenses = The Limited Partners allocable share of Expenses (exclusive of incentive Fee and organizational costs) divided by the average Limited Partner capital for the year. The result is annualized.

Operating Expenses = ($67,250 + $4,678 + $44,648 + $22,417 + $5,604) / $10,931,679 = 7.9% annualized (7.9% = (0.0132 / 2 months ) X 12 months)

Organizational Costs

Organizational costs have been excluded from the net investment loss and operational expense calculations as the General Partner believes that its exclusion more accurately represents a limited partner’s return. Organizational costs are immediately expensed for financial reporting purposes; however, operationally organizational costs are being amortized over a period of 12 months. As such, the immediate expense of organizational costs is operationally not a true cost to the partners of the Partnership.

Incentive Fees Allocated from the Trading Company = The Limited Partners allocable share of incentive fees divided by the average Limited Partner capital for the year.

Incentive Fees Allocated from the Trading Company = $552,915 / $10,931,679 = 5.1%

The Total Return before Incentive Fees Allocated from the Trading Company = (net asset value per unit as of December 31, 2010 plus incentive fees allocated from the

Securities and Exchange Commission

September 9, 2011

Trading Company per unit less beginning of the year net asset value per unit) divided by beginning of the year net asset value per unit.

Total Return before Incentive Fees Allocated from the Trading Company = ($1,078.16 + $23.96) – $1,000 / $1,000 = 10.2%

Total Return = (net asset value per unit on December 31, 2010 less beginning of the year net asset value per unit) divided by beginning of the year net asset value per unit;

Total Return = ($1,078.16 – $1,000) / $1,000 = 7.8%

We believe that these ratios are materially compliant with GAAP. Additionally, we believe that the exclusion of organizational costs where applicable is not material.

Securities and Exchange Commission

September 9, 2011

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Walter Davis
Walter Davis
President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney
Timothy P. Selby, Alston & Bird LLP